UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 25, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Senior Mortgage Loan – Square One Mesa - Update

On October 14, 2016, we directly acquired a first mortgage loan with a maximum principal balance of $1,300,000 (the “Square One Mesa Senior Loan”). The borrower, 1803 Mesa, LLC, (“Square One Mesa”), a California limited liability company, used the loan proceeds to acquire a to-be-entitled land parcel, located at 1803 South Mesa Street, San Pedro, CA, 90731 (the “Square One Mesa Property”). The Square One Mesa Senior Loan was secured by the Square One Mesa Property.  Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Square One Borrower.

On May 25, 2017, Square One Mesa paid off the investment for the full amount of the Square One Mesa Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 11% interest received per annum. Principal drawn to date amounted to $1,300,000 as of the pay-off date. Square One Mesa successfully sold the Square One Mesa Property after receiving entitlements to a public homebuilder who intends to develop the site.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        May 31, 2017